UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 24)

CareView Communications, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title Class of Securities)

141743104

(CUSIP Number)

HealthCor Management, L.P.

Carnegie Hall Tower

152 West 57th Street, 43rd Floor

New York, New York 10019

Attention: Anabelle Perez Gray

(212) 622-7731

With a Copy to:

Eugene McDermott

Locke Lord LLP

2800 Financial Plaza

Providence, RI 02903

(401) 276-6471

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 21 Pages)

CUSIP NO. 141743104	13D	Page 2 of 21

(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 141743104	13D	Page 3 of 21

(1)	NAME OF REPORTING PERSON

HealthCor Management, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
			0
NUMBER OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY			43,774,360
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING			0
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER
			43,774,360

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
43,774,360

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.9%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 4 of 21

(1)	NAME OF REPORTING PERSON

HealthCor Associates, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
			0
NUMBER OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY			43,774,360
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING			0
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER
			43,774,360

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,774,360

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.9%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 5 of 21

(1)	NAME OF REPORTING PERSON

HealthCor Hybrid Offshore Master Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

	(7)	SOLE VOTING POWER
			0
NUMBER OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY			43,774,360
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING			0
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER
			43,774,360

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,774,360

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.9%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 6 of 21

(1)	NAME OF REPORTING PERSON

HealthCor Hybrid Offshore GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
			0
NUMBER OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY			43,774,360
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING			0
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER
			43,774,360

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,774,360

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.9%

(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 7 of 21

(1)	NAME OF REPORTING PERSON

HealthCor Group, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
			0
NUMBER OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY			43,774,360
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING			0
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER
			43,774,360

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,774,360

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.9%

(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 8 of 21

(1)	NAME OF REPORTING PERSON

HealthCor Partners Management, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
			0
NUMBER OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY			41,607,436
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING			0
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER
			41,607,436

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,607,436

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.0%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 9 of 21

(1)	NAME OF REPORTING PERSON

HealthCor Partners Management GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
			0
NUMBER OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY			41,607,436
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING			0
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER
			41,607,436

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,607,436

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.0%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 10 of 21

(1)	NAME OF REPORTING PERSON

HealthCor Partners Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
			0
NUMBER OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY			41,607,436
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING			0
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER
			41,607,436

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,607,436

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.0%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 11 of 21

(1)	NAME OF REPORTING PERSON

HealthCor Partners L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
			0
NUMBER OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY			41,607,436
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING			0
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER
			41,607,436

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
41,607,436

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.0%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 12 of 21

(1)	NAME OF REPORTING PERSON

HealthCor Partners GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
			0
NUMBER OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY			41,607,436
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING			0
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER
			41,607,436

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
41,607,436

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.0%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 13 of 21

(1)	NAME OF REPORTING PERSON

Jeffrey C. Lightcap

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF, PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER
			7,531,621
NUMBER OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY			41,607,436
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING			7,531,621
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER
			41,607,436

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
49,139,057

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.1%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 14 of 21

(1)	NAME OF REPORTING PERSON

Arthur Cohen

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF, PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER
			2,799,128
NUMBER OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY			85,381,796
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING			2,799,128
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER
			85,381,796

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
88,180,924

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.8%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 15 of 21

(1)	NAME OF REPORTING PERSON

Joseph Healey

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF, PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER
			2,062,819
NUMBER OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY			85,381,796
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING			2,062,819
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER
			85,381,796

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
87,444,615

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.6%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 16 of 21

This Amendment No. 24 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 2, 2011, as amended by Amendment No. 1 filed October 3, 2011, Amendment No. 2 filed January 3, 2012, Amendment No. 3 filed February 2, 2012, Amendment No. 4 filed October 2, 2012, Amendment No. 5 filed April 5, 2013, Amendment No. 6 filed October 2, 2013, Amendment No. 7 filed January 3, 2014, Amendment No. 8 filed January 21, 2014, Amendment No. 9 filed July 1, 2014, Amendment No. 10 filed January 6, 2015, Amendment No. 11 filed February 20, 2015, Amendment No. 12 filed April 12, 2015, Amendment No. 13 filed July 6, 2015, Amendment No. 14 filed October 2, 2015, Amendment No. 15 filed January 4, 2016, Amendment No. 16 filed April 6, 2016, Amendment No. 17 filed July 1, 2016, Amendment No. 18 filed October 3, 2016, Amendment No. 19 filed January 3, 2017, Amendment No. 20 filed April 3, 2017, Amendment No. 21 filed July 5, 2017, Amendment No. 22 filed October 2, 2017 and Amendment No. 23 filed January 3, 2018 (collectively, the “Original Statement”). The persons filing this Amendment are HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Hybrid Offshore GP, LLC, HealthCor Group, LLC, HealthCor Partners Management, L.P., HealthCor Partners Management GP, LLC, HealthCor Partners Fund, L.P., HealthCor Partners, L.P., HealthCor Partners GP, LLC, Jeffrey C. Lightcap, Joseph Healey and Arthur Cohen. The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of CareView Communications, Inc., par value $0.001 (the "Common Stock").

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

The Amendment is being filed for the purpose of reflecting the purchase by one of the Reporting Persons of the 2018 Notes and 2018 Warrants (each as defined in Item 6) in connection with the Eighth Amendment (as defined in Item 6). Amounts reported herein also include interest payable in kind on March 31, 2018 with respect to the 2011 Notes, 2012 Notes, 2014 Notes, 2015 Notes and 2018 Notes, because the scheduled interest payment date falls within 60 days of the date of this Amendment.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)       Collectively, the Reporting Persons beneficially own an aggregate of 97,775,364 shares of Common Stock, representing (i) 5,062,500 shares of Common Stock that may be acquired upon conversion of the 2018 Notes (including interest payable in kind through March 31, 2018), (ii) 8,790,189 shares of Common Stock that may be acquired upon conversion of the 2015 Notes (including interest paid or payable in kind through March 31, 2018), (iii) 20,977,387 shares of Common Stock that may be acquired upon conversion of the 2014 Notes (including interest paid or payable in kind through March 31, 2018), (iv) 8,306,877 shares of Common Stock that may be acquired upon conversion of the 2012 Notes (including interest paid or payable in kind through March 31, 2018), (v) 35,876,643 shares of Common Stock that may be acquired upon conversion of the 2011 Notes (including interest paid or payable in kind through March 31, 2018), (vi) 11,782,859 shares of Common Stock that may be acquired upon exercise of the 2011 Warrants, (vii) 4,000,000 shares of Common Stock that may be acquired upon exercise of the 2014 Warrants (viii) 1,916,409 shares of Common Stock that may be acquired upon exercise of the 2015 Warrants, (ix) 1,000,000 shares of Common Stock that may be acquired upon exercise of the Sixth Amendment Warrants and (x) 62,500 shares of Common Stock that may be acquired upon exercise of the 2018 Warrants (the 2011 Warrants, the 2014 Warrants, the 2015 Warrants, the Sixth Amendment Warrants and the 2018 Warrants together, the “Warrants”). This aggregate amount represents approximately 41.2% of the Issuer’s outstanding common stock, based upon 139,380,748 shares outstanding, as reported outstanding as of November 9, 2017 in the Issuer’s most recent Quarterly Report on Form 10-Q, and gives effect to the conversion of all 2011 Notes, 2012 Notes, 2014 Notes, 2015 Notes and 2018 Notes held by the Reporting Persons into Common Stock and the exercise of all Warrants held by the Reporting Persons.

CUSIP NO. 141743104	13D	Page 17 of 21

Of this amount:

(i) HCP Fund is the beneficial owner of (A) 2,822,646 shares of Common Stock underlying the current principal amount of the 2015 Note issued to it (including interest paid or payable in kind through March 31, 2018), (B) 9,771,267 shares of Common Stock underlying the current principal amount of the 2014 Note issued to it (including interest paid or payable in kind through March 31, 2018), (C) 3,869,343 shares of Common Stock underlying the current principal amount of the 2012 Note issued to it (including interest paid or payable in kind through March 31, 2018), (D) 16,711,340 shares of Common Stock underlying the current principal amount of the 2011 Note issued to it (including interest paid or payable in kind through March 31, 2018), (E) 465,800 shares of Common Stock that it has a right to acquire upon exercise of its Sixth Amendment Warrant, (F) 615,384 shares of Common Stock that it has a right to acquire upon exercise of its 2015 Warrant, (G) 1,863,200 shares of Common Stock that it has a right to acquire upon exercise of its 2014 Warrant and (H) 5,488,456 shares of Common Stock that it has a right to acquire upon exercise of its 2011 Warrant;

(ii) By virtue of their relationship to HCP Fund, described in more detail under Item 2 of this Statement, each of HealthCor Partners, L.P., HCPGP, HealthCor Partners Management, L.P., and HCPMGP may be deemed to share beneficial ownership with HCP Fund of the shares of Common Stock beneficially owned by the HCP Fund;

(iii) Hybrid Fund is the beneficial owner of (A) 11,206,120 shares of Common Stock underlying the current principal amount of the 2014 Note issued to it (including interest paid or payable in kind through March 31, 2018), (B) 4,437,534 shares of Common Stock underlying the current principal amount of the 2012 Note issued to it (including interest paid or payable in kind through March 31, 2018), (C) 19,165,303 shares of Common Stock underlying the current principal amount of the 2011 Note issued to it (including interest paid or payable in kind through March 31, 2018), (D) 534,200 shares of Common Stock that it has a right to acquire upon exercise of its Sixth Amendment Warrant, (E) 2,136,800 shares of Common Stock that it has a right to acquire upon exercise of its 2014 Warrant and (F) 6,294,403 shares of Common Stock that it has a right to acquire upon exercise of its 2011 Warrant;

(iv) By virtue of their relationship to Hybrid Fund, described in more detail under Item 2 of this Statement, each of Offshore GP, Group, HealthCor Management, L.P., and Associates may be deemed to share beneficial ownership with Hybrid Fund of the shares of Common Stock beneficially owned by the Hybrid Fund;

(v) By virtue of his relationship to HCP Fund, Mr. Lightcap may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by HCP Fund. In addition, Mr. Lightcap is the beneficial owner of (A) 5,062,500 shares of Common Stock underlying the current principal amount of the 2018 Note purchased by him under the Eighth Amendment (including interest payable in kind through March 31, 2018), (B) 1,975,852 shares of Common Stock underlying the current principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest paid or payable in kind through March 31, 2018), (C) 62,500 shares of Common Stock that he has a right to acquire upon exercise of his 2018 Warrant and (D) 430,769 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant;

CUSIP NO. 141743104	13D	Page 18 of 21

(vi) By virtue of his relationship to HCP Fund and Hybrid Fund, Mr. Cohen may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds. In addition, Mr. Cohen is the beneficial owner of (A) 2,298,103 shares of Common Stock underlying the current principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest paid or payable in kind through March 31, 2018) and (B) 501,025 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant; and

(vii) By virtue of his relationship to HCP Fund and Hybrid Fund, Mr. Healey may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds. In addition, Mr. Healey is the beneficial owner of (A) 1,693,588 shares of Common Stock underlying the current principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest paid or payable in kind through March 31, 2018) and (B) 369,231 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock owned by the Funds or any other Reporting Person. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership.

(b)       The information in Items 7 through 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c)       Except as set forth in this Amendment, including under Item 6 below, the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d)-(e)      Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

On February 23, 2018, the Issuer, Mr. Lightcap, and certain other investors (including the Funds in their capacity as the Majority Holders approving the transactions and not as investors) entered into the Eighth Amendment to Note and Warrant Purchase Agreement (the “Eighth Amendment”), pursuant to which the Company sold and issued, for an aggregate of $2,050,000 in cash, (i) additional notes in the aggregate principal amount of $2,050,000, with a conversion price per share equal to $0.05 (subject to adjustment as described therein) and a maturity date of February 22, 2028 (the “Eighth Amendment Supplemental Notes”) and (ii) additional warrants to purchase an aggregate of up to 512,000 shares of Common Stock at an exercise price per share equal to $0.05 (subject to adjustment as described therein) and with an expiration date of February 23, 2028 (the “Eighth Amendment Supplemental Warrants”). Of this amount, Mr. Lightcap purchased Eighth Amendment Supplemental Notes with an initial principal amount of $250,000 (referred to in this statement as the “2018 Notes”) and Eighth Amendment Supplemental Warrants to purchase 62,500 shares of Common Stock (referred to in this Statement as the “2018 Warrants”).

This summary is qualified in its entirety by reference to the Eighth Amendment, the 2018 Notes and the 2018 Warrants, each of which is included as an exhibit to this Statement and is incorporated by reference herein.

CUSIP NO. 141743104	13D	Page 19 of 21

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

38	Eighth Amendment to Note and Warrant Purchase Agreement (incorporated by reference to Exhibit 10.34 to the Issuer’s Current Report on Form 8-K filed February 26, 2018)

39	Form of 2018 Note (incorporated by reference to Exhibit 10.35 to the Issuer’s Current Report on Form 8-K filed February 26, 2018)

40	Form of 2018 Warrant (incorporated by reference to Exhibit 10.36 to the Issuer’s Current Report on Form 8-K filed February 26, 2018)

CUSIP NO. 141743104	13D	Page 20 of 21

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2018

HEALTHCOR MANAGEMENT, L.P.

By:	HealthCor Associates, LLC, its general partner

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR ASSOCIATES, LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR GROUP, LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By:	HealthCor Partners Management GP, LLC, its general partner

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

CUSIP NO. 141743104	13D	Page 21 of 21

HEALTHCOR PARTNERS MANAGEMENT GP, LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR PARTNERS L.P., for itself and as general partner on behalf of HEALTHCOR PARTNERS FUND, L.P.

By:	HealthCor Partners GP, LLC, its general partner

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR PARTNERS GP, LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap

JOSEPH HEALEY, Individually

/s/ Joseph Healey

ARTHUR COHEN, Individually

/s/ Arthur Cohen